

September 23, 2014

Via E-mail
Barry E. Davis
President and Chief Executive Officer
EnLink Midstream Partners, LP
2501 Cedar Springs
Dallas, Texas 75201

> **Re:** **EnLink Midstream Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed August 6, 2014**
> **File No. 0-36340**

Dear Mr. Davis:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 6. Selected Financial Data, page 42

Non-GAAP Financial Measures, page 44

1. We note your disclosure that adjusted EBITDA is used to assess the ability of assets to generate cash to pay interest, support indebtedness and make distributions. As such, it appears that you use adjusted EBITDA as a liquidity measure and that you should provide a reconciliation of adjusted EBITDA to net cash provided by operating activities,

the most directly comparable GAAP measure, as required by 10(e)(1)(i)(B) of Regulation S-K. Please advise or revise.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income (Loss), page F-6

2. Please revise to include the totals for other comprehensive income for each year presented. Refer to ASC 220-10-45-1B.

Notes to Consolidated Financial Statements, page F-9

(2) Significant Accounting Policies, page F-9

(c) Natural Gas, Natural Gas Liquids, Crude Oil and Condensate Inventory, page F-9

3. Please disclose the method used to determine the cost of inventories, such as the first-in first-out, average and last-in first-out methods. Please refer to ASC 330-10-50-1.

(4) Long-Term Debt, page F-16

4. We note your disclosure on page F-20 that the senior notes are jointly and severally guaranteed by each of the Partnership's material subsidiaries. Please confirm to us, and disclose in future filings, that the subsidiary guarantors are 100% owned subsidiaries and the guarantees are full and unconditional. Refer to paragraph (d) of Rule 3-10 of Regulation S-X.

(13) Immaterial Correction of Prior Period Financial Statements, page F-39

5. We note your disclosure that during 2013 you determined immaterial corrections of $135.4 million to revenue and purchased gas costs were required for previously-filed financial statements for the year ended December 31, 2012 related to a new processing arrangement. Please address the following:

- Explain how the "new processing arrangement" differs from your other arrangements as it relates to gross versus net reporting. Confirm this new arrangement began in 2012.

- Tell us when and how you discovered the error and the processes and/or controls that were involved in identifying the error.

- To the extent that you determined there were control deficiencies due to the error, describe the deficiencies and how you evaluated the severity of each identified.

- Tell us if you made changes in your internal controls over financial reporting due to the discovery, including improvements in controls within the risk assessment component.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Part 1 – Financial Information, page 2

Item 1 – Financial Statements, page 2

6. Please tell us your consideration of providing predecessor financial statements as of March 6, 2014 and for the period January 1, 2014 to March 6, 2014 and successor financial statements for the period March 7, 2014 to March 31, 2014 and April 1, 2014 to June 30, 2014, including a bold line between the financial statements of the successor and predecessor and financial statement columns labeled as those of the successor or predecessor to clearly indicate that the financial statements are not comparable. Please also tell us your consideration of providing management's discussion and analysis of operating results for each of the above periods. Please note that this comment is also applicable to Form 10-Q filed May 9, 2014.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies, page 43

Impairment of Goodwill, page 44

7. Please disclose whether any of your reporting units are at risk of failing step 1 of the impairment test. If any of your reporting units are at risk of failing step one of the impairment test, please disclose:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions, including specifics to the extent possible; and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief